Exhibit 99.1

Futu Announces Fourth Quarter and Full Year 2025 Unaudited Financial Results

HONG KONG, March 12, 2026 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter and Full Year 2025 Operational Highlights

•	Total number of funded accounts[1] increased 39.6% year-over-year to 3,365,414 as of December 31, 2025.

•	Total number of brokerage accounts[2] increased 29.8% year-over-year to 5,948,093 as of December 31, 2025.

•	Total number of users[3] increased 16.0% year-over-year to 29.2 million as of December 31, 2025.

•	Total client assets increased 65.9% year-over-year to HK$1.23 trillion as of December 31, 2025.

•	Daily average client assets were HK$1.24 trillion in the fourth quarter of 2025, an increase of 71.0% from the same period in 2024.

•	Total trading volume in the fourth quarter of 2025 increased by 37.8% year-over-year to HK$3.98 trillion, in which trading volume for U.S. stocks was HK$3.04 trillion, and trading volume for Hong Kong stocks was HK$821.1 billion. Total trading volume in 2025 increased 89.4% year-over-year to HK$14.68 trillion.

•	Margin financing and securities lending balance increased 33.1% year-over-year to HK$67.7 billion as of December 31, 2025.

Fourth Quarter 2025 Financial Highlights

•	Total revenues increased 45.3% year-over-year to HK$6,438.5 million (US$827.2 million).

•	Total gross profit increased 56.2% year-over-year to HK$5,709.7 million (US$733.6 million).

•	Net income increased 80.2% year-over-year to HK$3,369.4 million (US$432.9 million).

•	Non-GAAP adjusted net income[4] increased 77.0% year-over-year to HK$3,455.7 million (US$444.0 million).

Full Year 2025 Financial Highlights

•	Total revenues increased 68.1% year-over-year to HK$22,846.9 million (US$2,935.4 million).

•	Total gross profit increased 78.6% year-over-year to HK$19,904.5 million (US$2,557.3 million).

•	Net income increased 108.0% year-over-year to HK$11,301.9 million (US$1,452.1 million).

•	Non-GAAP adjusted net income increased 101.9% year-over-year to HK$11,644.9 million (US$1,496.1 million).

1 The number of funded accounts refers to the number of brokerage accounts with Futu that have a positive account balance. Multiple funded accounts by one client are counted as one funded account.

2 Multiple brokerage accounts by one client are counted as one brokerage account.

3 The number of users refers to the number of user accounts registered with Futu.

4 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “In 2025, we added over 954 thousand net new funded accounts, bringing total funded accounts to 3.4 million, up 39.6% year-over-year. Robust growth was broad-based in 2025, led by strong client additions from Hong Kong and Malaysia. Not only did we reinforce our market leadership in Hong Kong, where we hold the largest market share among all regions, but also achieved significant share gains in Malaysia, our newest international market in Asia. We were also encouraged to see solid growth in other international markets, with this momentum extending into the year end, despite choppy equity and crypto market performance. We acquired approximately 234 thousand net new funded accounts in the fourth quarter, down 8.0% quarter-over-quarter but up 9.0% year-over-year. Growth in Hong Kong decelerated quarter-over-quarter due to a sharp Hong Kong stock market downturn, yet growth in Japan and Malaysia picked up meaningfully sequentially. We continue to see ample bottom-up growth opportunities across our markets and are guiding to 800 thousand net new funded accounts in 2026.”

“Net asset inflow remained robust in the fourth quarter, but depreciation of clients’ Hong Kong stock holdings weighed on client assets. Total client assets were HK$1.23 trillion as of quarter end, up 65.9% year-over-year and flat quarter-over-quarter. Hong Kong, Singapore, and the U.S. markets were major contributors to net asset inflow, while the U.S. market recorded the fastest sequential growth in average client assets. Margin financing and securities lending balance climbed 7.3% quarter-over-quarter to HK$67.7 billion, mainly driven by higher U.S. stock margin trading activity. A number of popular Hong Kong IPOs during the quarter spurred short-term financing demand, resulting in a double-digit sequential increase in daily average margin balance.”

“Total trading volume hit a record HK$3.98 trillion, up 37.8% year-over-year and 2.0% quarter-over-quarter. U.S. stock trading volume grew 17.1% sequentially to HK$3.04 trillion, primarily driven by heightened client interests in companies across the AI value chain. Hong Kong stock turnover declined 31.0% quarter-over-quarter to HK$821.1 billion amid subdued investor interests in China technology names during the second-half drawdown, partially offset by increased trading activity in gold and other precious metals-related equities. Despite weak sentiment in crypto in the fourth quarter, crypto trading volume remained resilient, and crypto penetration continued to trend upward in Hong Kong, Singapore, and the U.S.”

“Total client assets in wealth management increased 62.0% year-over-year and 2.3% quarter-over-quarter to HK$179.6 billion. To meet rising demand for diversification, we expanded our high-dividend fund offerings in Hong Kong, introduced more domestic equity-focused funds in Singapore, and launched Shariah-compliant gold tracker funds in Malaysia, which were well received by local clients.”

“As of quarter end, we served 600 IPO distribution and IR clients, up 24.5% year-over-year. In 2025, we further strengthened our position as the go-to online broker for Hong Kong IPO distribution and subscription. We provided investment banking services to more than half of the newly listed Hong Kong Main Board companies during the year, and the full year subscription amount on our platform accounted for 49% of total public offering subscription amount. In the fourth quarter, we acted as overall coordinators for several prominent Hong Kong IPOs, including those of Xunce Technology and Xiao Noodles.”

Fourth Quarter 2025 Financial Results

Revenues

Total revenues were HK$6,438.5 million (US$827.2 million), an increase of 45.3% from HK$4,432.5 million in the fourth quarter of 2024.

Brokerage commission and handling charge income was HK$2,770.1 million (US$355.9 million), an increase of 34.6% from the fourth quarter of 2024. This was mainly due to higher trading volume, partially offset by a mild decline in blended commission rate.

Interest income was HK$3,037.9 million (US$390.3 million), an increase of 50.2% from the fourth quarter of 2024. The increase was mainly driven by higher interest income from securities borrowing and lending business, bank deposits and margin financing.

Other income was HK$630.4 million (US$81.0 million), an increase of 78.7% from the fourth quarter of 2024. The increase was primarily attributable to higher fund distribution service income and IPO subscription service charge income.

Costs

Total costs were HK$728.8 million (US$93.6 million), a decrease of 6.1% from HK$776.0 million in the fourth quarter of 2024.

Brokerage commission and handling charge expenses were HK$141.3 million (US$18.2 million), an increase of 25.9% from the fourth quarter of 2024. This increase was roughly in line with the growth of our brokerage commission and handling charge income.

Interest expenses were HK$437.1 million (US$56.2 million), a decrease of 14.9% from the fourth quarter of 2024. The decrease was primarily due to lower expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$150.4 million (US$19.3 million), flat compared to the fourth quarter of 2024.

Gross Profit

Total gross profit was HK$5,709.7 million (US$733.6 million), an increase of 56.2% from HK$3,656.5 million in the fourth quarter of 2024. Gross margin was 88.7%, as compared to 82.5% in the fourth quarter of 2024.

Operating Expenses

Total operating expenses were HK$1,562.7 million (US$200.8 million), an increase of 8.6% from HK$1,439.1 million in the fourth quarter of 2024.

Research and development expenses were HK$506.6 million (US$65.1 million), an increase of 26.8% from the fourth quarter of 2024. This increase was primarily due to an increase in research and development headcount to support crypto and AI-related initiatives.

Selling and marketing expenses were HK$506.6 million (US$65.1 million), an increase of 9.2% from HK$464.0 million in the fourth quarter of 2024. This was mainly driven by the increase in net new funded accounts as customer acquisition costs were flat compared to the year-ago quarter.

General and administrative expenses were HK$549.5 million (US$70.6 million), a decrease of 4.6% from the fourth quarter of 2024. The decrease was primarily due to lower professional service expenses compared to the year-ago quarter.

Income from Operations

Income from operations increased by 87.0% to HK$4,147.0 million (US$532.8 million) from HK$2,217.4 million in the fourth quarter of 2024. Operating margin increased to 64.4% from 50.0% in the fourth quarter of 2024 mainly due to strong topline growth and operating leverage.

Net Income

Net income increased by 80.2% to HK$3,369.4 million (US$432.9 million) from HK$1,869.5 million in the fourth quarter of 2024. Net income margin for the fourth quarter of 2025 increased to 52.3% from 42.2% in the year-ago quarter.

Non-GAAP adjusted net income increased by 77.0% to HK$3,455.7 million (US$444.0 million) from the fourth quarter of 2024. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$24.32 (US$3.12), compared with HK$13.54 in the fourth quarter of 2024. Diluted net income per ADS was HK$23.92 (US$3.07), compared with HK$13.35 in the fourth quarter of 2024. Each ADS represents eight Class A ordinary shares.

Full Year 2025 Financial Results

Revenues

Total revenues were HK$22,846.9 million (US$2,935.4 million), an increase of 68.1% from HK$13,590.1 million in 2024.

Brokerage commission and handling charge income was HK$10,572.7 million (US$1,358.4 million), an increase of 74.9% from HK$6,044.7 million in 2024. This was mainly due to an 89.4% increase in trading volume, partially offset by lower blended commission rate.

Interest income was HK$10,441.6 million (US$1,341.5 million), an increase of 56.6% from HK$6,666.9 million in 2024. The increase was mainly driven by higher interest income from securities borrowing and lending business, bank deposits and margin financing.

Other income was HK$1,832.6 million (US$235.4 million), an increase of 108.6% from HK$878.5 million in 2024. The increase was primarily attributable to higher fund distribution service income and currency exchange service income.

Costs

Total costs were HK$2,942.4 million (US$378.0 million), an increase of 20.3% from HK$2,445.5 million in 2024.

Brokerage commission and handling charge expenses were HK$606.0 million (US$77.9 million), an increase of 77.6% from HK$341.2 million in 2024. This increase was roughly in line with the growth of our brokerage commission and handling charge income.

Interest expenses were HK$1,757.9 million (US$225.8 million), an increase of 8.7% from HK$1,617.5 million in 2024. The increase was mainly driven by higher expenses associated with our securities borrowing and lending business, and higher margin financing interest expenses.

Processing and servicing costs were HK$578.5 million (US$74.3 million), an increase of 18.8% from HK$486.8 million in 2024. The increase was primarily due to higher cloud service fee as well as higher market information and data fee.

Gross Profit

Total gross profit was HK$19,904.5 million (US$2,557.3 million), an increase of 78.6% from HK$11,144.7 million in 2024. Gross profit margin increased from 82.0% in 2024 to 87.1% in 2025.

Operating Expenses

Total operating expenses were HK$5,823.9 million (US$748.3 million), an increase of 28.8% from HK$4,523.0 million in 2024.

Research and development expenses were HK$1,908.8 million (US$245.2 million), an increase of 27.8% from HK$1,493.6 million in 2024. This increase was primarily due to increased investment in crypto and AI capabilities.

Selling and marketing expenses were HK$1,980.5 million (US$254.5 million), an increase of 40.5% from HK$1,409.3 million in 2024. This was mainly driven by a 36.1% increase in net new funded accounts, while customer acquisition costs remained largely flat year-over-year.

General and administrative expenses were HK$1,934.7 million (US$248.6 million), an increase of 19.4% from HK$1,620.0 million in 2024. The increase was primarily due to an increase in general and administrative personnel.

Income from Operations

Income from operations increased by 112.6% to HK$14,080.6 million (US$1,809.1 million) from HK$6,621.7 million in 2024. Operating margin increased to 61.6% from 48.7% in 2024 mainly due to strong topline growth and operating leverage.

Net Income

Net income increased by 108.0% to HK$11,301.9 million (US$1,452.1 million) from HK$5,433.1 million in 2024. Net income margin increased to 49.5% from 40.0% in 2024.

Non-GAAP adjusted net income increased by 101.9% to HK$11,644.9 million (US$1,496.1 million) from HK$5,768.0 million in 2024. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per ADS was HK$81.36 (US$10.45), compared with HK$39.44 in 2024. Diluted net income per ADS was HK$80.24 (US$10.31), compared with HK$38.88 in 2024. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Thursday, March 12, 2026, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register-conf.media-server.com/register/BIe49e3331c0f24a9d9926d5b979ab55df.

It will automatically lead to the registration page of "Futu Holdings Ltd Fourth Quarter and Full Year 2025 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and Moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars ("HK$") amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.7833 to US$1.00, the noon buying rate in effect on December 31, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	11,688,383	10,465,888	1,344,659
Cash held on behalf of clients	68,639,816	113,398,356	14,569,444
Restricted cash	1,121	2,510	322
Term deposit	4,990	-	-
Short-term investments	2,411,074	6,688,871	859,388
Securities purchased under agreements to resell	316,301	507,767	65,238
Loans and advances-current (net of allowance of HK$85,252 thousand and HK$374,604 thousand as of December 31, 2024 and December 31, 2025, respectively)	49,695,691	64,607,370	8,300,768
Receivables:
Clients	534,077	838,521	107,733
Brokers	17,224,387	18,459,373	2,371,664
Clearing organizations	3,277,063	5,522,472	709,529
Fund management companies and fund distributors	1,210,472	1,997,086	256,586
Interest	597,483	852,186	109,489
Amounts due from related parties	61,200	6,780	871
Prepaid assets	63,497	77,960	10,016
Other current assets	160,330	225,478	28,969
Total current assets	155,885,885	223,650,618	28,734,676

Operating lease right-of-use assets	253,212	569,939	73,226
Long-term investments	573,190	615,220	79,044
Loans and advances - non-current	18,805	139,668	17,945
Other non-current assets	2,025,841	3,461,431	444,726
Total non-current assets	2,871,048	4,786,258	614,941
Total assets	158,756,933	228,436,876	29,349,617

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	79,090	67,143	8,627
Payables:
Clients	72,379,135	125,249,957	16,092,141
Brokers	43,697,746	38,678,396	4,969,408
Clearing organizations	503,396	750,964	96,484
Fund management companies and fund distributors	507,076	1,277,467	164,129
Interest	86,964	62,527	8,033
Borrowings	5,702,259	12,143,237	1,560,166
Securities sold under agreements to repurchase	2,574,659	4,743,096	609,394
Lease liabilities - current	144,357	200,089	25,707
Accrued expenses and other current liabilities	4,936,805	4,527,129	581,646
Total current liabilities	130,611,487	187,700,005	24,115,735

Lease liabilities - non-current	132,924	393,843	50,603
Other non-current liabilities	8,061	21,906	2,816
Total non-current liabilities	140,985	415,749	53,419
Total liabilities	130,752,472	188,115,754	24,169,154

SHAREHOLDERS’ EQUITY
Class A ordinary shares	72	73	9
Class B ordinary shares	27	27	3
Additional paid-in capital	18,807,369	19,158,175	2,461,446
Treasury Stock	(5,199,257)	(5,199,257)	(668,002)
Accumulated other comprehensive (loss)/gain	(249,916)	51,503	6,617
Retained earnings	14,652,946	25,990,667	3,339,285
Total shareholders' equity	28,011,241	40,001,188	5,139,358

Non-controlling interests	(6,780)	319,934	41,105
Total equity	28,004,461	40,321,122	5,180,463
Total liabilities and equity	158,756,933	228,436,876	29,349,617

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	2,057,429	2,770,103	355,903	6,044,746	10,572,744	1,358,388
Interest income	2,022,283	3,037,941	390,315	6,666,864	10,441,585	1,341,537
Other income	352,836	630,427	80,999	878,515	1,832,569	235,449
Total revenues	4,432,548	6,438,471	827,217	13,590,125	22,846,898	2,935,374

Costs
Brokerage commission and handling charge expenses	(112,241)	(141,328)	(18,158)	(341,238)	(606,044)	(77,865)
Interest expenses	(513,352)	(437,073)	(56,155)	(1,617,450)	(1,757,852)	(225,849)
Processing and servicing costs	(150,453)	(150,381)	(19,321)	(486,783)	(578,459)	(74,321)
Total costs	(776,046)	(728,782)	(93,634)	(2,445,471)	(2,942,355)	(378,035)
Total gross profit	3,656,502	5,709,689	733,583	11,144,654	19,904,543	2,557,339

Operating expenses
Research and development expenses	(399,462)	(506,622)	(65,091)	(1,493,620)	(1,908,758)	(245,238)
Selling and marketing expenses	(464,001)	(506,594)	(65,087)	(1,409,313)	(1,980,486)	(254,453)
General and administrative expenses	(575,676)	(549,489)	(70,598)	(1,620,017)	(1,934,692)	(248,570)
Total operating expenses	(1,439,139)	(1,562,705)	(200,776)	(4,522,950)	(5,823,936)	(748,261)

Income from operations	2,217,363	4,146,984	532,807	6,621,704	14,080,607	1,809,078

Others, net	55,882	(144,037)	(18,506)	(86,372)	(367,448)	(47,210)

Income before income tax expense and share of (loss)/gain from equity method investments	2,273,245	4,002,947	514,301	6,535,332	13,713,159	1,761,868

Income tax expense	(358,429)	(655,738)	(84,249)	(998,342)	(2,359,633)	(303,166)
Share of (loss)/gain from equity method investments	(45,357)	22,234	2,857	(103,934)	(51,619)	(6,632)
Net income	1,869,459	3,369,443	432,909	5,433,056	11,301,907	1,452,070

Attributable to:
Ordinary shareholders of the Company	1,871,704	3,390,488	435,613	5,443,094	11,337,721	1,456,671
Non-controlling interests	(2,245)	(21,045)	(2,704)	(10,038)	(35,814)	(4,601)
	1,869,459	3,369,443	432,909	5,433,056	11,301,907	1,452,070

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	1.69	3.04	0.39	4.93	10.17	1.31
Diluted	1.67	2.99	0.38	4.86	10.03	1.29

Net income per ADS
Basic	13.54	24.32	3.12	39.44	81.36	10.45
Diluted	13.35	23.92	3.07	38.88	80.24	10.31

Weighted average number of ordinary shares used in computing net income per share
Basic	1,106,025,655	1,115,595,012	1,115,595,012	1,104,199,740	1,114,463,205	1,114,463,205
Diluted	1,121,506,777	1,133,282,856	1,133,282,856	1,120,478,183	1,130,846,701	1,130,846,701

Net income	1,869,459	3,369,443	432,909	5,433,056	11,301,907	1,452,070
Other comprehensive (loss)/ income, net of tax
Changes in the fair value of financial assets	-	(322)	(41)	-	(474)	(61)
Foreign currency translation adjustment	(223,100)	67,759	8,707	(200,220)	301,624	38,754
Total comprehensive income	1,646,359	3,436,880	441,575	5,232,836	11,603,057	1,490,763

Attributable to:
Ordinary shareholders of the Company	1,648,308	3,457,929	444,279	5,242,611	11,639,140	1,495,400
Non-controlling interests	(1,949)	(21,049)	(2,704)	(9,775)	(36,083)	(4,637)
	1,646,359	3,436,880	441,575	5,232,836	11,603,057	1,490,763

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	HK$	HK$	US$	HK$	HK$	US$
Net income	1,869,459	3,369,443	432,909	5,433,056	11,301,907	1,452,070
Add: Share-based compensation expenses	82,886	86,276	11,085	334,926	343,024	44,072
Adjusted net income	1,952,345	3,455,719	443,994	5,767,982	11,644,931	1,496,142

Non-GAAP to GAAP reconciling items have no income tax effect.